Exhibit 99.1

2025

IMPORTANT NOTICE

This Proxy Card is not the Proxy Form. It contains instructions on how you may access, complete, and submit the Proxy Form to the Company online.

VINFAST

VINFAST AUTO LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 201501874G)

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 8:59 a.m., Eastern Time, on June 23, 2025.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY CARD

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3, 4, AND 5.

Please mark your votes like this **X**

ORDINARY BUSINESS

Proposal	FOR	AGAINST	ABSTAIN
(1) To approve the payment of Directors' emoluments of a total amount of up to US$500,000 for the financial year ending December 31, 2025.	☐	☐	☐
(2) To approve the payment of Directors' emoluments of a total amount of up to US$500,000 for the financial year ending December 31, 2026.	☐	☐	☐
(3) To re-appoint Ernst & Young LLP and Ernst & Young Vietnam Limited as the Company's auditors for the financial year ending December 31, 2025, and to authorize the Directors to fix each of their remunerations.	☐	☐	☐
(4) To receive and adopt the Director's Statement and Audited Financial Statements (which are audited and reported on based on the Singapore Financial Reporting Standards (International) as required under the Companies Act 1967 of Singapore) for the financial year ended December 31, 2024, together with the Auditor's Report thereon.	☐	☐	☐

SPECIAL BUSINESS

Proposal	FOR	AGAINST	ABSTAIN
(5) To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution:	☐	☐	☐

*"**RESOLVED THAT** authority be and is hereby given to the directors of the Company ("**Directors**") to:*

*(a) (i) issue shares in the capital of the Company ("**Shares**"), whether by way of rights, bonus or otherwise; and/or (ii) make or grant offers, agreements, options, performance units, restricted share units, or other compensatory equity awards (collectively, "**Instruments**") that might or would require Shares to be issued, whether such issuance would occur during or after the expiration of this authority, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures, securities, rights, units, purchase contracts or other Instruments convertible into Shares, at any time and upon such terms and conditions and for such purposes and to such person(s) as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution of the Company; and*

(b) (notwithstanding that the authority conferred by the resolution of the shareholders of the Company may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while the resolution of the shareholders is in force, provided that:

(A) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Companies Act 1967 of Singapore for the time being in force and the Constitution for the time being of the Company; and

(B) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier."

CONTROL NUMBER

Signature______________________________ **Signature, if held jointly**__________________________________ **Date**____________, **2025**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

2025 197587 Vinfast Draft Proxy Card Rev3 Back Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting and the Directors’ Recommendation To view the 2025 Proxy Statement, 2025 Annual Report and to Attend the Annual General Meeting, please go to: https://www.cstproxy.com/vinfastauto/2025 FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS VINFAST AUTO LTD. Incorporated in the Republic of Singapore) (Company Registration No: 201501874G) PROXY CARD To vote, you should access https://www.cstproxy.com/vinfastauto/2025. If you are a person whose name is entered in the register of members of VinFast Auto Ltd. (“VinFast”) and you wish to vote by proxy, please complete and sign the Proxy Form, before depositing a hard copy (whether in person or by post) at Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004 no later than 9.00 p.m. on June 23, 2025 (Singapore time), being seventy-two hours before the time appointed for the AGM. The Notice of Annual General Meeting, the proxy statement and the annual report to shareholders of VinFast are currently available on the website https://www.cstproxy.com/vinfastauto/2025. The 2024 SFRS Financials will be made available at https://www.cstproxy.com/vinfastauto/2025 and furnished to the SEC on a Report on Form 6-K in due course. The board of directors of VinFast (“Board”) recommends a vote “FOR” proposals 1, 2, 3, 4 and 5. Each director will however be abstaining from voting on resolutions of the Compensation Committee and/or the Board in relation to the making of any recommendation on and/or approval of emoluments payable to himself/herself individually, in accordance with the terms of the Compensation Committee Charter and/or the Constitution of VinFast. (Continued and to be marked, dated and signed on the other side)